UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                    -----------------------------------

                                SCHEDULE TO
         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                    -----------------------------------

                                AQUILA, INC.
                     (Name Of Subject Company (Issuer))

                    -----------------------------------

                           UTILICORP UNITED INC.
                                  OFFEROR
              (Names Of Filing Persons (Identifying Status As
                     Offeror, Issuer Or Other Person))

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                              OF AQUILA, INC.
                       (Title Of Class Of Securities)

                                 03840J106
                   (Cusip Number Of Class Of Securities)

                       LESLIE J. PARRETTE, JR., ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           UTILICORP UNITED INC.
                            20 WEST NINTH STREET
                        KANSAS CITY, MISSOURI 64105
                               (816) 421-6600

    (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Filing Persons)

                    -----------------------------------

                                  COPY TO:

                        ARTHUR FLEISCHER, JR., ESQ.
                            PHILIP RICHTER, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

                    -----------------------------------


|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

     |X| third party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

     CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: |_|

          This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO as initially filed and dated December 3, 2001 and as amended on December 7, 2001 (as previously amended and amended hereby, the "Schedule TO") filed by UtiliCorp United Inc, a Delaware corporation ("UtiliCorp"), relating to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 3, 2001, and in the related letter of transmittal (as they may be amended and supplemented), copies of which have been filed as an Exhibit to the Schedule TO.

          On December 5, 2001, Edward Shlomovich, a stockholder of Aquila, filed a Second Amended Class Action Petition in the Circuit Court of Jackson County, Missouri, at Kansas City against Robert K. Green; Richard
C. Green, Jr.; Keith G. Stamm; Aquila, Inc.; and UtiliCorp United Inc.

          The petition alleges that: (1) the defendants violated the New York Stock Exchange Rules and breached their fiduciary duties by failing to appoint two independent directors to Aquila's board within 90 days of Aquila's initial public offering ("IPO"); (2) the exchange offer is coercive; (3) UtiliCorp has timed the exchange offer to take advantage of the current downturn in Aquila's market and general economic conditions;
(4) UtiliCorp's prospectus fails to disclose (i) material information about Aquila and UtiliCorp, including UtiliCorp's and Aquila's growth beyond 2002 and (ii) the valuation analyses performed by Lehman Brothers, Inc. ("Lehman") for UtiliCorp; and (5) the consideration offered in the transaction is unfair and inadequate. The petition seeks: (1) a declaration that the action is a class action; (2) to enjoin the exchange offer; (3) an order requiring the appointment of at least two independent directors to Aquila's board; (4) an order requiring the disclosure of certain information, including certain projections and the financial analyses performed by Lehman; (5) an order requiring the defendants to guarantee that non-tendering Aquila stockholders receive at least $20.69 per share of Aquila Class A common stock they own; (6) rescission of the transaction if it is completed; (7) an award of damages; and (8) unspecified attorneys' fees and expenses.

          UtiliCorp believes that the allegations are without merit and intends to defend against them.


          This description is qualified in its entirety by the Second Amended Class Action Petition, which is set forth as Exhibit (i)(18) to this Schedule TO and incorporated by reference in its entirety.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 is hereby amended and supplemented by adding the following Exhibit
(i)(18):

(i)(18) Second Amended Class Action Petition titled Edward Shlomovich v. Robert K. Green; Richard C. Green, Jr.; Keith G. Stamm; Aquila, Inc.; and UtiliCorp United Inc., filed on December 5, 2001 in the Circuit Court of Jackson County, Missouri, at Kansas City (Case No. 01CV226874,
Division No. 12).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTILICORP UNITED INC.

By:  /s/ Dan Streek
    -----------------------
Name:    Dan Streek
Title:   Chief Financial Officer

Dated: December 10, 2001